SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of February, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





 RYANAIR INVESTS THIRD AIRCRAFT AT GLASGOW PRESTWICK AND ANNOUNCES NEW GLASGOW
                       PRESTWICK-BARCELONA (GIRONA) ROUTE

                    incredible GBP29.99 one way including tax

Ryanair, Europe's largest low fares airline, continues its meteoric growth with the announcement today (Tuesday 25 February 2003) that it is adding a THIRD Boeing 737-200 series aircraft to its Glasgow Prestwick base and, as a consequence, is launching a new direct daily low-cost service to Barcelona Girona.

This is the first-ever daily year-round scheduled service to link Scotland with Spanish sunshine on the Costa Brava, the area that virtually invented the sun and sea holiday.

This now means that Glasgow Prestwick has gained three superb new routes this year with Bournemouth already in operation and Stockholm starting on 4th April.

The new daily Boeing 737 jet service will commence on 22 May 2003 from Glasgow Prestwick airport. The flight time will be just two and a half hours, fares will start at just GBP29.99 one-way including tax, and bookings can be made from today on www.Ryanair.com. This fare represents a saving of 66% on the next cheapest direct fare.

For the Scottish consumer it's fantastic news. It's the first low-cost daily service to Spain from Scotland whether for business travel or for those looking for a short break in Barcelona, one of Europe's liveliest cities, or in some of Spain's prettiest coastal towns and villages.

Scottish tourism bosses will also welcome the news, as the new route will boost the numbers of high-spending Spanish visitors to Scotland, exactly what Scottish tourism needs. With 70,000 passengers expected to travel on this route in the first year, it will be a major boost for the Scottish economy.

Ryanair Sales Manager Scotland Kathryn Munro said: "This is a fantastic announcement for Glasgow Prestwick and for Scotland. Ryanair is the only low cost scheduled airline committed to sustained growth and low fares in Scotland. We now fly to more direct European destinations than any other airport in Scotland and at the lowest prices.

"Basing the third aircraft at Glasgow Prestwick means the recruitment of up to ten new pilots and fifteen new cabin crew for the base in addition to the major asset investment of the plane into Glasgow Prestwick. We have been at Glasgow Prestwick for some nine years and we'll see massive growth this year with over two million Ryanair passengers going through the airport.

"We know this route will continue the huge success of our existing Scottish routes and that it will very popular with the Spaniards who can now access Scotland at the lowest fares. We already have three routes operating to Barcelona (Girona) from our bases at London Stansted, Frankfurt Hahn and Milan, and expect that this new service to Scotland will be just as popular."

Glasgow Prestwick Managing Director Tom Wilson said: "This is tremendous news. To be able to fly to Barcelona from Scotland for under GBP30 will be welcomed by many Scots who have until now had to pay high prices. The announcement again underpins Ryanair's commitment to Glasgow Prestwick and to the delivery of low fares to the people of Scotland."

NOTES FOR EDITORS

The Costa Brava begins at Blanes, 60km north of Barcelona and continues northwards around the coast for 220km to the French border at Portbou. There are 119 official beaches with a total length of 56km, a quarter of the entire coastline. The average summer temperature is 26oC and there are more than 200 days of sunshine a year. More than 5m tourists visit Costa Brava each year, many of whom are Scots.

Flight Schedule effective Thursday 22 May 2003

FR 7823 PIK-GRO 16:35 - 20:20 Daily

FR 7824 GRO-PIK 20:45 - 22:30 Daily

ENDS 25 FEBRUARY 2003

FOR INFORMATION

Paul Fitzsimmons Ryanair 00 353 1 8121228

Pauline McAlester Murray Consultants 00 353 1 4980300

Tom Wilson Glasgow Prestwick International Airport 0044 1292 511060


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  25 February, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director